2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON  FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

January 26, 2015

BY EDGAR AND COURIER

Ms. Maryse Mills-Apenteng

Mr. Ivan Griswold

Mr. Craig D. Wilson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Inovalon Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 13, 2015

File No. 333-201321

Dear Ms. Mills-Apenteng, Mr. Griswold and Mr. Wilson:

This letter is submitted on behalf of Inovalon Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 20, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to its Registration Statement on Form S-1, which was filed with the Commission on January 13, 2015 (the “Amendment No. 1”).  The Company is concurrently filing on EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (the “Amended Filing”), which includes changes to Amendment 1 in response to the Staff’s comments.  We have enclosed with this letter a marked copy of the Amended Filing, which reflects all changes to Amendment 1.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Filing and page references in the responses below refer to the Amended Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Filing.

Notes to Consolidated Financial Statements

Note 10. Stockholders’ Equity (Deficit), page F-27

1.                                      The following comments pertain to valuations you provided in response to prior comment 2.

The Company respectfully advises the Staff that, in light of the Staff’s prior comments contained in the Comment Letter, the Company and its third party valuation firm have carefully reviewed the Company’s valuation reports, fair value determinations, and applicable literature cited by the Staff. As a result of this review, the Company and its third party valuation firm have determined to revise the Company’s 2014 valuation reports and fair value determinations as described more fully in the responses below. The revised March 31, 2014, June 30, 2014 and September 30, 2014 valuation reports are being provided to the Staff supplementally under separate cover.

Background Regarding 2013 and 2014

To provide relevant context to the evolution of the Company’s revised valuations for 2014, the following background is provided:

During 2013, the Company initiated multiple strategic initiatives focused on enhancing its cloud-based big data technology platform, developing opportunity-specific capabilities in response to the impending launch of the Affordable Care Act (the “ACA”), and improving operational performance. Throughout 2013, the Company made meaningful progress on these initiatives by enhancing its cloud-based big data platform through internally developed software efforts coupled with investments in a sophisticated technology framework, which enhanced the Company’s capabilities to receive, integrate, and analytically process extremely large datasets. Additionally, the Company progressed in automating internal service processes. Despite internal progress in the pursuit of these initiatives, however, they were neither complete nor put into the marketplace by the end of 2013. Moreover, there was uncertainty regarding whether these strategic efforts and the ACA implementation would manifest themselves in improvements to the Company’s financial results and operating performance.

Also during 2013, as disclosed in footnote 10 within the F-Pages of the Amended Filing and as previously discussed in the Company’s response to Comment 9 in the Staff’s letter dated December 5, 2014, the Company initiated a stock re-purchase and sale process for existing shareholders. Valuations were established by existing shareholders willing to sell shares at specific prices and interested existing shareholders willing to purchase such shares at the offered price.  The transactions settled during April 2013. In total, 2,140,672 shares of common stock were offered for sale by then-existing shareholders for aggregate consideration of $72.1 million at prices ranging from $28.68 per share to $38.68 per share, with a weighted average share price of $33.68 per share.

Following this transaction, the Company experienced several challenges to its business. The principal challenges were (i) the unexpected loss of a client resulting in a year-over-year reduction of revenue of approximately $38.9 million, and (ii) a general uncertainty surrounding the launch of the ACA causing purchasing delays within the health plan marketplace. In this setting, the Company’s 2013 revenue declined by 1% in comparison to 2012.  Notwithstanding these business challenges, the Company envisioned favorable financial performance in 2014 and continued to invest in its business.

Starting in 2014, the Company’s big data technology platform became operational and these investments began to be borne out into materially positive results for the Company’s clients and significant improvements in the Company’s financial performance. Examples of significant technology and platform improvements realized by the Company in 2014 include the following:

•                  Implementation of significant data process automation - thereby dramatically accelerating cycle times, which decreased the time required to achieve client benefit impact, and reducing the number of data analyst, technologist, and product engineer personnel required to undertake service delivery;

•                  Application of big data technology on the Company’s creation of the Monthly Member Detail Map (MMDM) toolset — thereby allowing for larger dataset processing and speeding the production rate timeline, thus allowing for larger clients to be more efficiently processed and the time-to-benefit to be shortened;

•                  Implementation of Hadoop software framework for distributed storage and distributed processing of big data — thereby allowing for substantially more efficient scaling of the Company’s data storage and analytical processes;

•                  Launch of QSI-XL big data platform toolset — thereby dramatically increasing the allowable size of client datasets and the speed of processing through the Company’s primary clinical quality outcomes analysis platform, which is seen as a distinct competitive advantage in the marketplace;

•                  Strategic big data and cloud computing investments with EMC — thereby standardizing our approach to big data, massive parallel processing on a software defined architecture that utilizes commodity hardware for cost effective scaling of the platform;

•                  Launch of SaaS (“Software as a Service”)-based ACA product operations — thereby enabling the Company to apply its analytical capabilities regarding disease identification, quality improvement, compliance, and healthcare-related financial performance (among other areas of focus) to the newly launching ACA;

•                  Launch of SaaS-based Edge Server solution in 46 states — thereby enabling the Company to serve as the data management, analysis, submission, and reporting service provider for ACA health plans while allowing plan personnel to control and manage the submission workflow through the Company’s SaaS interface;

•                  Launch of SaaS-based iPort platform — thereby enabling highly efficient data integration in massive scale and with highly advanced data integrity analyses to be undertaken with very low numbers of data analyst, technologist, and product engineer personnel; and

•                  Launch of the Company’s unified data format (UDF) database in Greenplum — thereby enabling the creation of client-specific data lakes consisting of both structured and unstructured formats while enabling easy accessibility of the data to the Company’s analytics, improving data processing speeds and reducing data transformation costs.

The aforementioned list of representative technological enhancements were strategically undertaken, shifting the Company’s product delivery model more in line with other SaaS companies than health care information technology (“HCIT”) companies.  As described later in this response, the technological enhancements directly contributed to improved financial performance that was more consistent with other SaaS companies.

At the same time, as the Company’s technology investment initiatives were bearing fruit, important market transformations were occurring as well. The indecision surrounding purchasing within the broader health plan marketplace caused during 2013 by the uncertainty surrounding the launch of the ACA resolved quickly as the ACA open enrollment progressed in early 2014. Additionally, the availability of the Company’s expanded technology capabilities further differentiated the Company’s capabilities within the marketplace, thereby assisting the Company’s business development efforts. In the wake of implementation of the ACA, purchasing decisions moved forward and the Company realized a dramatic increase in signed business, as demonstrated by the 62% increase in patient population statements of work contracted with the Company during 2014 (as seen within the figure on page 59 of the Amended Filing).

Translation of Company and Marketplace Shift Into Improved Performance

As a result of the aforementioned technology improvement realizations in early 2014, which significantly enhanced the Company’s capabilities, the Company realized material improvements in its operational and financial performance and attained greater visibility into continued improvements in the Company’s financial results during 2014.  Highlights of the material improvements in the Company’s financial results during the three months ended March 31, 2014 include the following:

•                  Revenue for the three months ended March 31, 2014 increased $9.7 million, or 13%, to $84.7 million, compared to revenue for the three months ended March 31, 2013 of $75.0 million.

•                  At the same time, as a result of a greater portion of revenue coming from analytics and automated data-driven intervention platform services (enabled through, amongst other operational improvements, the technological advancements mentioned above), cost of revenue for the three months ended March 31, 2014 decreased $3.6 million, or 11%, to $28.6 million, compared to cost of revenue for the three months ended March 31, 2013 of $32.2 million. Cost of revenue as a percentage of revenue was 34% for the three months ended March 31, 2014, compared to 43% for the three months ended March 31, 2013.

•                  Adjusted EBITDA for the three months ended March 31, 2014 increased $13.3 million, or 82%, to $29.4 million, compared to Adjusted EBITDA for the three months ended March 31, 2013 of $16.1 million. Further, the Adjusted EBITDA margin was 35% for the three months ended March 31, 2014 compared to 21% for the three months ended March 31, 2013.

•                  Net Income for the three months ended March 31, 2014 increased $7.5 million, or 105%, to $14.6 million, compared to Net Income for the three months ended March 31, 2013 of $7.1 million. Further, Net Income margin was 17% for the three months ended March 31, 2014 compared to 9% for the three months ended March 31, 2013.

As demonstrated by the dramatic improvement in the Company’s cost of revenue as a percentage of revenue and profitability margin expansion, the Company’s period-over-period financial profile improved significantly. Notably, the Company’s first quarter 2014 operating metrics far exceeded the results achieved by guideline comparable companies operating in the HCIT marketplace, relative to which the Company historically had achieved comparable operating metrics. For the three months ended March 31, 2014, comparable HCIT companies averaged cost of revenue as a percentage of revenue of 41% and EBITDA margins of 25% as compared to 34% and 34%, respectively, for the Company. In fact, the Company’s operating performance better aligned with guideline comparable companies operating in the SaaS marketplace, which averaged cost of revenue as a percentage of revenue of 33% and EBITDA margins of 27% during this period.

Summary of Changes in 2014

As expressed elsewhere in this response letter, during 2014 the Company realized the significant positive effects of (i) the culmination of its investment in multiple technology initiatives, (ii) the resolution of previous (i.e. during 2013) market indecision that had existed in the months leading up to the launch of the ACA, (iii) greater than expected ACA membership enrollment, and (iv) the decidedly successful demonstration of technology capabilities within the ACA membership populations as discussed in greater detail below. The realization of these factors manifested in 2014’s material increase in revenue growth (approximately 22% higher than 2013) and the expansion of EBITDA both in margin (expanding to approximately 37% from 24% in 2013) and in absolute terms (expanding by more than 85% to greater than $133 million from approximately $72 million in 2013). Although the potential magnitude of the future growth and margin realization opportunity become increasingly evident to the Company, management of the Company believed that it was prudent to reflect a degree of risk regarding the achievement of the full benefits of these opportunities. Accordingly, the revised valuation reports for June and September, while reflecting the increased growth and margin projections previously not introduced until the September valuation report, also reflect adjustments to the Weighted Average Cost of Capital and the associated alpha to reflect the evolving risk premium, which decreased over time as the Company’s realization of the growth opportunity supported an increasing likelihood (decreasing risk) of achieving such future forecasts.

Changes to Valuation Assumptions and Methodologies

In the context of the aforementioned business and market transformation, which resulted in the Company becoming more similar to other SaaS companies than HCIT companies, the revisions to the Company’s valuation reports principally reflect the following:

i.             Applied a consistent inclusion of both HCIT and Technology/SaaS guideline companies with an evolving weighting of respective valuation metrics as outlined within each report, such that:

a.              The revised March 2014 third party valuation report applies a weighting of 75% HCIT and 25% Technology/SaaS guideline company metrics;

b.              The revised June 2014 third party valuation report applies a weighting of 50% HCIT and 50% Technology/SaaS guideline company metrics; and

c.               The revised September 2014 third party valuation report applies a weighting of 25% HCIT and 75% Technology/SaaS guideline company metrics.

ii.          In August of 2014 the Company updated its projections for future growth, which were reflected in the original September 2014 valuation reports provided to the Staff. As information used for these forecasts was known or knowable earlier in 2014, this growth forecast has been utilized in the revised March 2014 and June 2014 valuation reports. At the same time, however, an evolving Weighted Average Cost of Capital was applied to reflect an evolving alpha as outlined within each report to reflect the gradually decreasing risk in achieving the long-term forecast, such that:

a.              The revised March 2014 third party valuation report applies a Weighted Average Cost of Capital of 12.3%, including a weighted average alpha of 1.625% when discounting future cash flows;

b.              The revised June 2014 third party valuation report applies a Weighted Average Cost of Capital of 11.90%, including a weighted average alpha of 1.25% when discounting future cash flows;

c.               The revised September 2014 third party valuation report applies a Weighted Average Cost of Capital of 10.7%, including a weighted average alpha of 0.5% when discounting future cash flows; and

d.              The Weighted Average Cost of Capital reflects that of the HCIT and Technology/SaaS guideline company set, which has been blended to arrive at a weighted average based upon the blending of HCIT and Technology/SaaS described above.

iii.       Applied a consistent update to the Capital Expenditure presumption previously utilized within the September 2014 valuation report to more accurately reflect the Company’s investment strategy within each of the 2014 valuation reports.

iv.      Applied a gradual evolution of weighting between trailing twelve month (TTM) and estimated 2014 EBIT, EBITDA, and revenue in calculating valuation under the Market Approach as outlined within each report, such that:

a.              The revised March 2014 third party valuation report applied a weighting of 75% to the TTM EBIT, EBITDA and revenue, and 25% to the 2014 estimated EBIT, EBITDA and revenue;

b.              The revised June 2014 third party valuation report applied a weighting of 60% to the TTM EBIT, EBITDA and revenue, and 40% to the 2014 estimated EBIT, EBITDA and revenue; and

c.               The revised September 2014 third party valuation report applied a weighting of 50% to the TTM EBIT, EBITDA and revenue, and 50% to the 2014 estimated EBIT, EBITDA and revenue.

v.         In the context of the new guideline companies, the Company applied a consistent assumption of 5% working capital across each period’s report for 2014.

vi.      Applied a gradual evolution of weighting between Market Approach and Income Approach components (as detailed within each report), such that:

a.              The revised March 2014 third party valuation report continued to apply a weights of 45% and 55%, respectively (e.g. the same as the previous March 2014 report);

b.              The revised June 2014 third party valuation report applied weights of 65% and 35%, respectively; and

c.               The revised September 2014 third party valuation report applied weights of 80% and 20%, respectively.

In consideration of whether any reevaluation of fair value methodologies or assumptions was necessary with respect to any period in 2013, it was determined by the Company and the Company’s third-party valuation firm that in the setting of (i) a material liquidity transaction in 2013 with 1,443,322 shares purchased at a blended average purchase price of $36.11 per share, (ii) a subsequent deterioration of business financial performance through the remainder of 2013, and (iii) the absence of material changes in the Company’s technology or marketplace, no revisions to 2013 valuation methodologies or assumptions were warranted.

The following table summarizes the fair value per share of the Company’s common stock on a private, minority basis, as reflected in the original and revised valuation reports for March, June, and September of 2014.

Valuation Report	March 2014	June 2014	September 2014
Original Valuation Report Fair Value of Common Stock On a Private, Minority Basis	$37.51	$39.44	$133.01
Revised Valuation Report Fair Value of Common Stock On a Private, Minority Basis	$62.20	$69.46	$99.45

Impact on Non-Cash Stock-Based Compensation Expenses

After applying the revised fair value determinations to all equity grants and awards during the first nine months ended September 30, 2014 (the values of which have been updated on pages 76 and 79 of the Amended Filing), the incremental stock-based compensation expense utilizing the revised fair value adjustments is computed to be $326,962. For the sake of clarity, “incremental” refers to the additional expense resulting from the updated March 2014, June 2014, and September 2014 valuation reports as compared to the initial valuation reports for those periods.

Based upon the Company’s financial statements for the nine months ended September 30, 2014, which are included in the Amended Filing, the Company has concluded that the amount of additional stock-based compensation expense resulting from the revision in fair value determinations (specifically, the incremental $326,962) is immaterial to the three months ended March 31, 2014, June 30, 2014, and September 30, 2014, as well as the full nine month period ending September 30, 2014, and, as such, does not intend to adjust the financial statements included in the prospectus, but rather intends to recognize this additional expense in the fourth quarter of 2014. The Company will also recognize the remainder of the expense in future periods over the vesting period of the related awards.

As such, in the fourth quarter of 2014 (period ending December 31, 2014), the Company intends to recognize the following stock-based compensation expense:

Component	Description	Amount
Q1-Q3 2014 Catch-Up Expense	The incremental stock-based compensation expense attributed to the first nine months ended September 30, 2014 utilizing the revised fair value adjustments (which is not yet recognized within the Amended Filing for the first nine months ended September 30, 2014)	$326,962
Q4 2014 Expense	The stock-based compensation expense attributed to the three months ended December 31, 2014 utilizing the original fair value adjustments	$538,680

	The incremental stock-based compensation expense attributed to the three months ended December 31, 2014 utilizing the revised fair value adjustments	$687,895
Total	Total stock-based compensation expense reflected in the three months December 31, 2014 period	$1,553,537

The total incremental expense to be recognized by the Company over the life of the relevant stock-based equity awards as a result of the revised fair value adjustments is expected to be $7,041,606 (inclusive of the $326,962 and $687,895 incremental amounts set forth in the table above).

2.                                      Please describe how the application of a minority interest discount to the Income Approach is consistent with the AICPA practice guide for the “Valuation of Privately- Held-Company Equity Securities Issued as Compensation.” Please refer to paragraph 7.14 of the guide in your response.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the application of a minority interest discount to the Income Approach in light of paragraph 7.14 of the AICPA practice guide for the “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”).  Additionally, the Company has considered the applicability of paragraph 7.12 of the Practice Aid, which notes, in part: “…[h]owever, to the extent that the difference in value between the investors’ securities and the other securities cannot be modeled in the cash flows (for example, due to issues such as those described in paragraph 7.11b), the task force believes it may be appropriate to apply a discount to the other securities to capture the difference in level of influence between different classes of securities.”  Further, we have considered footnote 14 in the Practice Aid, which states: “A frequent example supporting the position that the discount for lack of control is minimal occurs in private equity investments when the lead investor retains control, but tag-along investors pay the same price per share.  On the other hand, this example could be considered a special case when the tag-along investors have sufficient respect for the lead investor that they are willing to forego control in order to benefit from the lead investor’s management skills.”

The Company currently has a concentrated core shareholder group of two individuals involved in the day to day management — one individual serving as the Company’s Chief Executive Officer and Chairman, and one individual serving as the Company’s Chief Innovation Officer — and one independent director of the Company controlling over 70% of the Company’s equity. Despite the fact that the currently anticipated cash flows to all shareholders may be the same under the current expectations, in light of the Company’s rapidly growing and evolving business, the Company believes that the ability of these two shareholders to drive decision-making when new opportunities and issues arise creates value.  Indeed, the ability of the two shareholders engaged in day to day management to make immediate decisions without consulting all shareholders may lead to different cash flow expectations in the future. Therefore, the Company believes that it is appropriate to measure and apply a minority interest discount to reflect value differences resulting from other shareholders’ lack of ability to influence decision making in many respects, as if the other shareholders held a different class of stock with fewer control rights.

Accordingly, the Company continues to believe that it is appropriate to apply a minority interest discount to the Income Approach and have applied a minimal 2.5% minority interest discount in each of the revised valuation reports (the details of which are contained within the respective updated valuation reports).

3.                                      In your response to prior comment 5 in your response letter dated January 12, 2015, you noted that the valuation method utilized is the Hybrid Method. As noted in the AICPA practice guide in paragraph 6.48, the Hybrid Method is a hybrid between the PWERM and OPM.  The Hybrid Method is used for companies with complex capital structures and not a single class of voting equity.  Therefore, your valuation approach as of September 30, 2014 is not consistent with a Hybrid Method. Therefore, it appears that the September valuation has assigned a 90% weighting to the Market Approach and a 10% weighting to the Income Approach.  Please explain why it is more appropriate to place a higher weighting to the Market Approach in September and not in June if the Company’s value would have been determined by public markets in the same manner.

Response to Comment No. 3

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions and methodologies utilized in its former valuation report related to September 2014 and, as a result, the third party valuation firm has issued a revised valuation report that reflects adjustments to the valuation as of September 30, 2014.

The revised valuation report, which the Company is providing to the Staff supplementally under separate cover, excludes any use of, or reference to, the Hybrid Method or an IPO Scenario.  The revised valuation as of September 30, 2014 has assigned an 80% weighting to the Market Approach and a 20% weighting to the Income Approach.  These weightings are in comparison to a revised valuation report as of June 30, 2014, which is also being submitted to the Staff supplementally under separate cover, in which the Company’s valuation firm assigned a weighting of 65% to the Market Approach and 35% to the Income Approach.  The Company believes that the Market Approach provides a more indicative valuation when a company is a public company and its equity trades on the open market than when a company is private and has no public market for its securities.  Therefore, the Company believes that the use of a higher weighting for the Market Approach as of September 30, 2014 (80%) as compared to the Market Approach weighting utilized as of June 30, 2014 (65%) is an appropriate evolution given that the likelihood that the Company would complete an IPO increased materially during the third quarter of 2014, as evidenced by the following actions:

•                  July 2014 — The Company initiated a process of inviting investment banks to pitch to become underwriters and provide preliminary value indications;

•                  August 2014 — The Company formally issued a mandate to engage five investment banks as bookrunners on the Company’s IPO;

•                  August 2014 — The Company formally engaged legal counsel for the IPO;

•                  August 2014 — The Company initiated drafting of the Company’s registration statement on Form S-1;

•                  September 2014 — The Company completed an IPO organizational meeting, which included underwriters, lawyers and accountants, formally launching the IPO process timelines; and

•                  October 2014 — The Company confidentially submitted the first draft of the Company’s registration statement on Form S-1 for an IPO.

Additionally, it should be noted that the enterprise values reflected in the revised June 2014 and September 30 valuation reports result in similar values when calculated under either the Market Approach or the Income Approach.  Accordingly, any change to the weighting assigned between the Market Approach and the Income Approach, as discussed above, would have an immaterial effect on the overall determination of the Company’s enterprise value based on differences in stock-based compensation expense charges in the applicable periods.

4.                                      The practice guide states that “Early estimates of IPO prices by investment bankers, particularly those made as part of the selection process often differ from the final IPO price because, among other things, the estimates are made at relatively early stages, and the bankers may not yet have performed all their due diligence on the enterprise’s financial projections.”  Furthermore, the practice guide states that “management or an underwriter’s estimate of the ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.”  Please explain why it is appropriate to place significant reliance on the prices obtained by your investment bankers in the September valuation. Please use the practice guide as a reference in your response.

Response to Comment No. 4

In response to the Staff’s comment, the Company advises the Staff that, after reviewing the guidance provided in Chapter 10 of the Practice Aid, the Company and its third party valuation firm have reconsidered the utilization of enterprise valuation estimates obtained from the Company’s investment bankers, which were reflected in the initial valuation report as of September 30, 2014 that was previously provided to the Staff supplementally.  As a result, the Company’s third party valuation firm has issued a revised valuation report (which the Company is providing to the Staff supplementally) that does not include any consideration of enterprise value estimates obtained by the Company’s investment bankers.

5.                                      We note your response to prior comment 3.  Please explain your use of the $31.00 per share buyback in support of the fair value of your shares given that the third-party valuation firm determined to apply no weighting to this transaction “as the shareholder may have been financially motivated.”

Response to Comment No. 5

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions and methodologies utilized in its former valuation report issued regarding the valuation as of June 30, 2014 and, as a result, the third party valuation firm has issued a revised valuation report for this quarterly period.

Within this report, the third-party valuation firm continues to exclude the above-referenced $31.00 per share buyback from its calculations of fair value.

Despite the transaction being arm’s length, upon discussion with the Company’s third-party valuation firm, management of the Company acknowledges the insignificant size of the transaction and the limitations of relying on such a transaction in determining fair value and, as such, management of the Company no longer views the above-referenced $31.00 per share buyback as relevant to the fair value determination.

6.                                      Please explain how the company was valued as part of the $135.03 September Class B common stock redemption buyback transaction.

Response to Comment No. 6

As noted in the response to Comment 4 above, the Company acknowledges the Staff’s comments regarding the utilization of enterprise valuation estimates obtained from the Company’s investment bankers in determining value as of September 30, 2014.

Notwithstanding that view, in September 2014, the Company sought input from its third party valuation firm and its underwriters with respect to its valuation in an effort to appropriately determine fair value share pricing at which to conduct its pro rata share repurchase on September 19th, 2014. At that time, the Company had just completed an extensive debt facility due diligence evaluation by five major investment banks (all of whom are joint bookrunning underwriters for the Company’s initial public offering) in connection with the Company’s $300 million term loan. This debt facility due diligence review included numerous meetings with management and an extensive evaluation of the Company’s books, records, internal projects and models, product materials, technology presentations, contracts, and other Company materials. This due diligence evaluation included in-depth reviews of matters related to the Company’s financial condition, projections of future operating and financial performance, and a review of legal and other risks that could impact the underwriting of the term loan. Following this extensive evaluation by the investment banks, the Company sought the banks’ input regarding the Company’s valuation. Utilizing this insight, along with management’s judgment regarding the Company’s business and future outlook, the Company determined to utilize a value of $135.03 per share, which the Company believed to represent fair value for the September Class B common stock redemption.

In addition, the Company respectfully advises the Staff that the revised September 30, 2014 valuation report, which is being provided to the Staff supplementally under separate cover, reflects a valuation of $134.06 per share on a controlling marketable basis, which represents an approximately 0.7% change from the initially determined value of $135.03. Accordingly, the Company has concluded that the value per share of $134.06 reflected in the revised valuation report as of September 30, 2014 is materially consistent with the estimated value of $135.03 used in connection with the pro-rata share repurchase and, therefore, no adjustments to the accounting for the pro-rata share repurchase is warranted.  In the event that an adjustment were to be considered appropriate for the difference in value between the $135.03 per share and $134.06 per share values, the reclassification would be within the equity section (dividend versus treasury stock and additional paid in capital) and have no impact on income.

7.                                      Please explain why it was not appropriate to use the same comparable companies used in the September valuation report in prior periods.

Response to Comment No. 7

In response to the Staff’s comment, the Company advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions and methodologies in the valuation reports and, as a result, the Company’s third party valuation firm has issued revised valuation reports that consistently utilize the same group of comparable companies as a guideline company set in the determination of fair value. We also direct the Staff to paragraph (i) on page 6 of this letter, under the heading “Changes to Valuation Assumptions and Methodologies” in the Company’s response to Comment 1 above.

8.                                      Please explain why the Advisory Board Company multiples were excluded in the June 30, 2014 valuation analysis based on the assessment of their unreasonable earnings multiples and included in the September valuation analysis when the multiples had not materially changed.  Also, please explain what constitutes unreasonable earnings multiples in light of the fact that the selected multiples for Inovalon in September are higher than the multiples for the Advisory Board Company in both June and September.

Response to Comment No. 8

In response to the Staff’s comment, the Company advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions and methodologies in the valuation reports and, as a result, the Company’s third party valuation firm has issued revised valuation reports for the above-referenced June and September 2014 periods.

The Advisory Board Company, among other companies, has been excluded from the valuation calculation (specifically, excluded from the Market Approach calculations) due to a history of volatile earnings multiples.  Companies that operate on the brink of profitability experience losses in some periods and small gains in other periods.  In those periods in which gains occur, the Company believes resulting positive earnings multiples are magnified to unrealistic levels.  For example, in the Technology/SaaS guideline company set utilized in the Company’s valuation reports, the excluded companies experienced EBITDA multiples more than seven times greater than the average of the included Technology/SaaS guideline company set, and more than four times greater than that of any other individual company within the included Technology/SaaS guideline company set. Examination of The Advisory Board Company’s financial metrics reveals relatively small profits but significant percentage changes in period-over-period net income. For example, during the four quarterly periods commencing in December 2013 and ending September 2014, net income was reported as approximately $3.8, $8.3, ($3.2), and $6.5 million, respectively. In this setting, The Advisory Board Company currently trades at a price to earnings multiple of approximately 113x with projected negative quarterly growth according to analyst consensus estimates.

Furthermore, the Company respectfully advises the Staff that the inclusion or exclusion of The Advisory Board Company within the guideline company set utilized in the calculations of the Company’s valuations does not result in a material difference on valuation for the June and September 2014 periods.

9.                                      Other than hiring investment bankers, please explain what company specific milestones led to a significant increase in the selected multiples between June and September.

Response to Comment No. 9

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s response to Comment 1 above.

10.                               Please explain what new information is generating a significant increase in revenue growth and margin improvement between the June and September analysis in the forecasted years beginning 2017.

Response to Comment No. 10

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions and methodologies utilized in its former valuation reports issued regarding June and September of 2014 and, as a result, the third party valuation firm has issued revised valuation reports for each of these quarterly periods.

As detailed within the response to Comment 1 above, in August of 2014 the Company updated its projections for future growth, which were used in the original September 2014 valuation reports previously provided to the Staff. As information used for these forecasts was known or knowable earlier in 2014, this growth forecast has been utilized in the revised March 2014 and June 2014 valuation reports.  At the same time, however, the revised valuation report for June 2014 applied a Weighted Average Cost of Capital greater than that applied in the September 2014 valuation report (i.e., 11.90%, inclusive of a weighted average alpha of 1.25%), when discounting the future cash flow projections.  The Weighted Average Cost of Capital has been determined by calculating the Weighted Average Cost of Capital associated with the HCIT guideline companies, and separately then for the Technology/SaaS guideline companies, based upon the differing debt to equity ratios, betas, and risk premiums observed in these guideline company sets.  The resulting Weighted Average Cost of Capital of each guideline company set is then blended in a manner consistent with weightings used in the Market Approach (specifically 50% HCIT and 50% Technology/SaaS in the June 2014 report and 25% HCIT and 75% Technology/SaaS in the September 2014 report), to determine the Weighted Average Cost of Capital that is utilized in the Income Approach.

As noted in the response to Comment 1 above, during 2014 the Company realized the significantly positive effects of (i) the culmination of its investment in multiple technology initiatives, (ii) the resolution of previous (i.e. during 2013) market indecision that had existed in the months leading up to the launch of the ACA, (iii) greater than expected ACA membership enrollment, and (iv) decidedly successful demonstration of technology capabilities within the ACA membership populations. The reflection of these factors is seen within 2014’s material increase in revenue growth (accelerating to approximately 22% in comparison to 2013) and the expansion of EBITDA both in margin (expanding to approximately 37% from 24% in 2013) and in absolute terms (expanding by more than 85% to greater than $133 million from approximately $72 million in 2013). Although the potential magnitude of the future growth and margin realization opportunity become increasingly evident to the Company, management of the Company believed that it was prudent to reflect a degree of risk regarding the achievement of the full benefits of these opportunities. Accordingly, the revised valuation reports for June and September, while reflecting the increased growth and margin projections previously not introduced until September, also reflects the aforementioned Weighted Average Cost of Capital and included alpha factor, which decreased between June 2014 and September 2014 as the successful achievements of the Company supported an increasing likelihood (decreasing risk) of achieving the Company’s forecasts.

11.                               Please explain what improvements in working capital have been made between June 2014 and September 2014 that have led to working capital declining from an estimated 20% of revenue in June down to 5% of revenue in September.

Response to Comment No. 11

In response to the Staff’s comment, the Company advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions and methodologies in the valuation reports and, as a result, the Company’s third party valuation firm has issued revised valuation reports for June and September 2014. The revised valuation reports each consistently reflect working capital usage as 5% of the increase in revenue.  The working capital usage percentage was determined based upon the averages of the guideline companies utilized in the revised third party valuation reports. The Company believes a projection of working capital usage of 5% of the increase in revenue is appropriate in light of the Company’s expected accounts receivable growth based on historical levels of days sales outstanding and the Company’s expected growth in current liabilities.

12.                               Explain why it was appropriate to include an alpha of 0.5% in your June valuation and no alpha in your September analysis.  In this regard, we note an increase in projected revenue growth in the more speculative years of 2017 and beyond.

Response to Comment No. 12

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions and methodologies in its former valuation reports issued regarding June and September of 2014 and, as a result, the third party valuation firm has issued revised valuation reports for each of these quarterly periods.

Within the revised valuation reports, the revenue growth previously introduced within the original September 2014 valuation report has been carried back to the June 2014 report. At the same time, the Company advises the Staff that the Company and its third party valuation firm have reconsidered certain assumptions related to the alpha in the 2014 valuation reports and, as a result, the Company’s third party valuation firm has utilized a weighted average alpha of 1.25% as of June 30, 2014 and a reduced weighted average alpha of 0.5% as of September 30, 2014 when calculating the Weighted Average Cost of Capital.

The higher weighted average alpha utilized in the June 2014 valuation report reflects the risks in the Company’s growth strategy related to expectations of revenues from health plan clients operating newly implemented Qualified Health Plans under the ACA (among other risks).  While the Company’s management believes that this segment of the market will become an increasingly material component of its business, the industry segment was immature (as open enrollment under the ACA had only recently concluded as of the date of the June valuation report), and the Company’s products serving this segment of the market were less proven at such time.  To this end, the Company’s third party valuation firm believed that the level of alpha reflected in the determination of the discount rate was necessary to appropriately reflect the increased forecast risks.

As compared to the June 2014 valuation report, the utilization of a lower weighted average alpha (specifically 0.5%) with respect to the September 2014 period reflected what the Company’s management believed to be a decreasing risk of achieving the projected revenue growth and associated cash flows. This reduced risk of realization was supported by the ongoing achievement of consistent and substantial revenue expansion of 17%, EBITDA expansion of 77%, and net income expansion of 92% for the nine month period ending September 30, 2014 when compared to the same period in 2013.

13.                               Please identify in the valuation analyses prior to and including June 2014 how the uncertainty surrounding the legislation and implementation of the ACA, was taken into consideration and how it is now reflected in the September valuation.

Response to Comment No. 13

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s responses to Comments 1 and 12 above.

14.                               Please identify the significant events that led to the increases in the valuation between June and September and quantify each event’s impact on the valuation.  Please support with observable evidence where possible.

Response to Comment No. 14

In response to the Staff’s comment, the Company respectfully directs the Staff to the Company’s response to Comment 1 above.

Note 12. Subsequent Events (Unaudited), page F-30

15.                               We note that restricted stock units with a fair value of $84.76 per underlying share were issued on November 13, 2014.  Based on the description of the method by which these RSUs were valued, described on page 13 of the September 2014 valuation report, it appears that the valuation of the restricted share is accomplished by applying an additional marketability and liquidity discount to the fair value of an unrestricted share. Please tell us what consideration was given to ASC 718-10-55-5 through 55-7 in estimating the fair value of the restricted stock unit and identify the authoritative literature upon which your computation was based.

Response to Comment No. 15

In response to the Staff’s comment, the Company respectfully advises the Staff that the former valuation report as of September 2014 erroneously applied an additional marketability and liquidity discount to the fair value per share of the Company’s common stock (unrestricted) to arrive at a per share valuation of a restricted stock unit (“RSU”).  The Company’s RSUs issued on November 13, 2014 vest upon the satisfaction of both a recipient’s service and a performance condition (as defined under ASC 718-10-20, Compensation—Stock Compensation — Overall).  The service condition is satisfied over a period of five years while the performance condition is satisfied on the earlier of an initial public offering or certain change of control events. Upon vesting there are no additional restrictions associated with these awards.  Pursuant to ASC 718-10-55-5 through ASC-10-55-7, the application of the Black-Scholes put-option valuation model to an award that only contains service and performance conditions, and thereby applying an additional marketability and liquidity discount to the fair value of the Company’s stock, is inappropriate. Specifically, ASC 718-10-55-6 states that “a restriction that stems from the forfeitability of instruments to which employees have not yet earned the right, such as the inability to exercise a nonvested equity share option or to sell nonvested shares, is not reflected in the fair value of the instruments at the grant date.”  Accordingly, the Company revised footnote 13 (Subsequent Events (Unaudited)) on page F-30 and F-31 of the prospectus to properly reflect the fair value of the RSUs on the grant date.  The Company respectfully advises the Staff that, for the year ended December 31, 2014, no stock-based compensation expense will be recognized related to these RSUs due to the fact that neither an initial public offering nor a change of control occurred during 2014 (that is, the performance condition was not deemed probable of achievement during 2014 and compensation cost will therefore not be accrued pursuant to ASC 718-10-25-20).

* * * *

The Company respectfully believes that the proposed modifications to the Initial Filing made in the Amended Filing, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
John H. Chory
Latham & Watkins LLP
Rachel W. Sheridan
Latham & Watkins LLP
Spencer D. Klein
Morrison & Foerster LLP
Justin R. Salon
Morrison & Foerster LLP

Enclosure (1)